Kathryn A. Mikells
Executive Vice President & Chief Financial Officer

April 8, 2014

Via EDGAR

Craig D. Wilson
Sr. Asst. Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 21, 2014
File No. 001-04471

Dear Mr. Wilson:

Reference is made to your letter dated April 1, 2014 addressed to Ursula Burns, Chief Executive Officer of Xerox Corporation (the “Registrant” or the “Company”). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Joseph H. Mancini, Jr., Vice President and Chief Accounting Officer, at 203-849-2533.

Sincerely,

/S/ Kathryn A. Mikells

Kathryn A. Mikells
Executive Vice President and Chief Financial Officer

C:	J. Mancini
R. Rohn (SEC)

Xerox Corporation
45 Glover Avenue
Norwalk, CT 06856-4505
Phone: 203-849-2505

Consolidated Statements of Income, page 62

1.
We note that you include rentals in the revenue line item, Outsourcing, maintenance and rentals. Please tell us your consideration of separately breaking out rentals. Refer to Rule 5.03(b)1.(c) of Regulation S-X:

Response:      Rental revenues were less than 10% of Total Revenues and Total Outsourcing, maintenance and rentals revenues in 2013, 2012, and 2011, respectively, and therefore were not separately presented in accordance with Rule 5.03(b) of Regulation S-X. Since Rentals are earned over time and the underlying equipment has not been sold, it was combined with Outsourcing and maintenance services revenues instead of Sales.

2.
Your disclosure on page 71 indicates that your outsourcing services contracts may also include the sale of equipment and software. Please clarify where these product revenues and related costs are classified.

Response:      The revenues associated with equipment and software sold in conjunction with our outsourcing services contracts are classified as Sales in the Income Statement and the related costs are classified in Cost of sales. We will expand our disclosure in future filings to note the classification of the revenue and related cost for equipment and software sold in conjunction with our outsourcing services contracts.